FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR December 21, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                      FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      December 20, 2005

3.    Press Release
      -------------

      December 20, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that the Company and Mitsubishi Canada Ltd., have entered into a wide-ranging Memorandum of Understanding ("MOU") which expresses their mutual intentions to develop definitive agreements for marketing and distribution of DynaMotive's patented technology in Canada and internationally.

The MOU is based on Mitsubishi Canada Ltd. and DynaMotive's recognition that responding to Global Warming, Protecting Bio Diversity, Power Generation and access to Energy are global issues that must be addressed through the application of sustainable practices.

Mitsubishi Canada Ltd. and DynaMotive agreed to explore collaboration in the following areas of interest:

    - International trade, market development, logistics and sales and distribution of DynaMotive's technology and products;
    - Financial services including, but not limited to, development of financial models, financial resources and risk management capabilities;
    - Equipment fabrication, distribution and leasing;
    - Corporate investment in DynaMotive Energy Systems Corp. (potential interest).

Mitsubishi Canada Limited is a wholly-owned subsidiary of Mitsubishi International Corporation, New York, USA and is ultimately owned by Mitsubishi Corporation (MC), Tokyo, Japan. MC is Japan's largest general trading company (Sogo Shosha) with over 200 bases of operations in approximately 80 countries worldwide. Together with its over 500 group companies, MC employs a multinational workforce of approximately 51,000 people. MC has long been engaged in business with customers around the world in virtually every industry, including energy, metals, machinery, chemicals, food and general merchandise.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A



7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 20th day of December 2005.


                DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                        (signed)    "Andrew Kingston"
                                     ----------------
                                     Andrew Kingston
                                     President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

 DYNAMOTIVE ENERGY SYSTEMS CORPORATION   News Release:  December 20th, 2005

   DYNAMOTIVE ANNOUNCES MOU WITH MITSUBISHI CANADA LIMITED FOR MARKETING AND
           DISTRIBUTION OF DYNAMOTIVE'S FAST PYROLYSIS TECHNOLOGY

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that the Company and Mitsubishi Canada Ltd., have entered into a wide-ranging Memorandum of Understanding ("MOU") which expresses their mutual intentions to develop definitive agreements for marketing and distribution of DynaMotive's patented technology in Canada and internationally.

The MOU is based on Mitsubishi Canada Ltd. and DynaMotive's recognition that responding to Global Warming, Protecting Bio Diversity, Power Generation and access to Energy are global issues that must be addressed through the application of sustainable practices.

Mitsubishi Canada Ltd. and DynaMotive agreed to explore collaboration in the following areas of interest:

    - International trade, market development, logistics and sales and distribution of DynaMotive's technology and products;
    - Financial services including, but not limited to, development of financial models, financial resources and risk management capabilities;
    - Equipment fabrication, distribution and leasing;
    - Corporate investment in DynaMotive Energy Systems Corp. (potential interest).

Mitsubishi Canada Limited is a wholly-owned subsidiary of Mitsubishi International Corporation, New York, USA and is ultimately owned by Mitsubishi Corporation (MC), Tokyo, Japan. MC is Japan's largest general trading company (Sogo Shosha) with over 200 bases of operations in approximately 80 countries worldwide. Together with its over 500 group companies, MC employs a multinational workforce of approximately 51,000 people. MC has long been engaged in business with customers around the world in virtually every industry, including energy, metals, machinery, chemicals, food and general merchandise.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources created by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Telephone: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email:  info@dynamotive.com
Website:  www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook, future economic performance; partnerships and collaborations as well as financial items and other like statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are forward-looking statements as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to: disappointing plant production at a rate or of a quality which falls significantly below expectations and results in a material shortfall from the expected economic value, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.